CM



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECE[illegible]

02003723

FEB 28 2002

366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42825

FV 3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.A. MACKIE & CO., LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 NORTH ASTOR
(No. and Street)

IRVINGTON (City) NY (State) 10533 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R.A. MACKIE (914)591-5800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESHKOWITZ & COMPANY, LLP
(Name — *if individual, state last, first, middle name*)

270 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. MACKIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.A. MACKIE & CO., LP, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn before me on this 26th day of February 2002

Charie Fonfeder
Notary Public

CHARIE FONFEDER
Notary Public, State of New York
No. 24 – 4963405
Qualified in Kings County
Commission Expires March 12, ~~1996~~ 2002

Signature

R.A. MACKIE & CO., INC.
GENERAL PARTNER

Title

ROBERT A. MACKIE, PRESIDENT

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(X) (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.A. MACKIE & CO., L.P.

* * * * *

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Partners of
R.A. Mackie & Co., L.P.:

We have audited the accompanying statements of financial condition of R.A. Mackie & Co., L.P. as of December 31, 2001 and 2000, and the related statements of income, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.A. Mackie & Co., L.P. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
February 18, 2002

R.A. MACKIE & CO., L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$ 34,176	$ 3,013,056
Securities owned, at market value	2,413,747	5,056,649
Other investments, at market value	3,405	21,290
Due from partners	136,710	1,231,948
Other current assets	-	18,556
Security deposits	16,150	16,150
Total assets	$ 2,604,188	$ 9,357,649

LIABILITIES AND PARTNERS' CAPITAL

	2001	2000
Payable to clearing broker	$ 736,515	$ -
Securities sold, not yet purchased, at market value	1,050,355	5,910,512
Accounts payable and accrued expenses	77,746	439,234
Retirement plan contributions payable:		
Current	69,483	77,231
Deferred	71,360	80,400
Total liabilities	2,005,459	6,507,377
Commitments		
Partners' capital	598,729	2,850,272
Total liabilities and partners' capital	$ 2,604,188	$ 9,357,649

The accompanying notes are an integral part of these financial statements.

R.A. MACKIE & CO., L.P.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Net dealer inventory and investment gains (losses)	$ (1,279,439)	$ 1,651,691
Total revenues (losses)	(1,279,439)	1,651,691
Expenses:		
Employee compensation	6,215	581,073
Communication and information systems	132,883	193,829
Retirement plan expense	60,443	108,982
Professional fees	49,967	37,780
Payroll taxes and employee benefits	20,363	42,569
Computer consulting	10,000	15,100
Rent and utilities	13,759	13,648
Other operating expenses	12,104	143,449
Total expenses	305,734	1,136,430
Net income (loss)	$ (1,585,173)	$ 515,261

The accompanying notes are an integral part of these financial statements.

R.A. MACKIE & CO., L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Balance at January 1, 2000	$ 2,655,237
Net income for the year ended December 31, 2000	515,261
Less: Capital distributions	(320,226)
Balance at December 31, 2000	2,850,272
Net loss for the year ended December 31, 2001	(1,585,173)
Less: Capital distributions	(666,370)
Balance at December 31, 2001	$ 598,729

The accompanying notes are an integral part of these financial statements.

R.A. MACKIE & CO., L.P.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 2001, AND 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	**$ (1,585,173)**	$ 515,261
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Securities owned, at market value	**2,642,902**	5,824,231
Other investments, at market value	**17,885**	(5,516)
Other current assets	**18,556**	(18,556)
Securities sold, not yet purchased, at market value	**(4,860,157)**	(12,245,235)
Payable to clearing broker	**736,515**	-
Accounts payable and accrued expenses	**(361,488)**	71,958
Retirement plan contributions payable	**(7,748)**	21,940
Deferred retirement plan contributions payable	**(9,040)**	31,751
Net cash used in operating activities	**(3,407,748)**	(5,804,166)
Cash flows from investing activities:		
Net cash provided by investing activities	**-**	-
Cash flows from financing activities:		
Capital distributions	**(666,370)**	(320,226)
Decrease (increase) in due from partners	**1,095,238**	(1,664,229)
Net cash provided by (used in) in financing activities	**428,868**	(1,984,455)
Decrease in cash	**(2,978,880)**	(7,788,621)
Cash at beginning of year	**3,013,056**	10,801,677
Cash at end of year	**$ 34,176**	$ 3,013,056

The accompanying notes are an integral part of these financial statements.

R.A. MACKIE & CO., L.P.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

R.A. Mackie & Co., L.P. (the Partnership) is a limited partnership registered as a broker/dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD).

The Partnership is 84% owned by R.A. Mackie & Co., Inc., the General Partner, and 16% by Englander Specialist Corp., the Limited Partner (as successor to Millennium USA, LP), both of which are "S" Corporations qualified under Federal and New York State tax law. The Partnership's trades are cleared through Bear Stearns Securities Corp. and its affiliate, Common Back Office, Inc.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions - Propriety securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income taxes - In accordance with Federal and New York State tax law, net income from the Partnership is allocated to the partners in accordance with their respective capital percentages. Accordingly, no tax provision is appropriate.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3) CASH:

Cash at December 31, 2001 and 2000 consists of the following:

	2001	2000
JPMorgan Chase Bank	$ **2,118**	$ 2,102
Bank of New York	**32,058**	65,884
Bear, Stearns & Co., Inc. - margin accounts	-	2,945,070
Total	$ **34,176**	$ 3,013,056

4) SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable securities owned and sold not yet purchased as of December 31, 2001 and 2000 on a trade date basis consist of the following trading and investment securities at quoted market values:

December 31, 2001	Owned	Sold Not Yet Purchased
Corporate stocks	$ 2,413,747	$ 1,050,355

December 31, 2000	Owned	Sold Not Yet Purchased
Corporate stocks	$ 5,056,649	$ 5,910,512

5) DUE FROM PARTNERS:

The net amounts due from partners as of December 31, 2001 and 2000 consist primarily of cash advances made between the Partnership and the partners. The amounts bear no interest and are due on demand.

6) PENSION PLAN:

Effective January 1993, the Partnership adopted a defined benefit pension plan for its eligible employees. Benefits are based primarily on years of service and employee compensation.

In accordance with Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" the Partnership has adopted the following disclosure format:

The components of pension costs are summarized as follows:

	2001	2000
Service Cost	$ **74,643**	$ 100,817
Interest Cost	**42,630**	49,236
Expected return on plan assets	**(50,620)**	(41,071)
Amortization of prior service cost	-	-
Amortization of transitional obligation	-	-
Recognized actuarial gain	**(6,210)**	-
Net periodic benefit cost	**60,443**	108,982

The following table sets forth the change in projected benefit obligation, change in plan assets, funded status of the pension plan and the net liability recognized in the Partnership's balance sheet at December 31, 2001 and 2000:

	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	**568,395**	656,474
Service cost	**74,643**	100,817
Interest cost	**42,630**	49,236
Plan amendments	-	-
Benefits paid	-	-
Actuarial (gain) loss	-	-
Benefit obligation at end of year	**685,668**	806,527
Change in plan assets		
Fair value of plan assets at beginning of year	**601,302**	500,659
Actual return on plan assets	**64,949**	45,352
Plan amendment	-	-
Employer contribution	**77,231**	55,291
Benefits paid	-	-
Administrative expenses	-	-
Fair value of plan assets at end of year	**743,482**	601,302
Reconciliation of funded status		
Funded status	**57,814**	(205,225)
Unrecognized actuarial (gain) loss	**(198,657)**	47,594
Unrecognized transition obligation	-	-
Unrecognized prior service cost	-	-
Net amount of liability reflected in statement of financial condition	**(140,843)**	(157,631)
Weighted average assumptions		
Discount rate	**7.5%**	7.5%
Expected long term rate of return on plan assets	**7.5%**	7.5%
Rate of compensation increase	**2.5%**	4.0%

Total pension expense for the years ended December 31, 2001 and 2000 was $60,443 and $108,982, respectively.

7) CAPITAL REQUIREMENTS:

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The

Partnership has elected to use the alternative method permitted by the rule which requires that the Partnership maintain a minimum dollar net capital of $250,000. At December 31, 2001, the Partnership had net capital of $303,118 which was $53,118 in excess of required net capital. (See Schedule 1).

There were no liabilities subordinated to claims of general creditors for the year ended December 31, 2001.

8) COMMITMENTS:

Lease - The Partnership leases its office space in Irvington, New York on a month to month basis. The monthly rent charge is $900 plus utilities.

SUPPLEMENTARY INFORMATION

R.A. MACKIE & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001
(COMPUTED UNDER THE ALTERNATIVE METHOD)

Net capital:		
Total partners' capital from statement of financial condition		$ 598,729
Deduct: Non-allowable assets from statement of financial condition:		
Due from partners	$ 136,710	
Other investments	3,405	
Security deposits	16,150	156,265
Net capital before haircuts		442,464
Deduct: Haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c))		139,346
Net capital		303,118
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 53,118
Reconciliation with Company's computation (included in part IIA Form X-17A-5 as of December 31, 2001):		
Net capital, as reported in Company's Part IIA Focus report		$ 258,936
Differences from year-end audit accruals and adjustments		44,182
Net capital per above		$ 303,118

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Partners of
R. A. Mackie & Co., L.P.:

In planning and performing our audits of the financial statements and supplemental schedule of R.A. Mackie & Co., L.P. (The Partnership) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 and December 31,2000, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agents that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 18, 2002